April 25, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Coy Garrison, Special Counsel

Re:    Hines Global REIT II, Inc.
Post-Effective Amendment No. 11 to Form S-11
Filed February 6, 2017
File No. 333-191106

Dear Mr. Garrison:

On behalf of Hines Global REIT II, Inc. (the “Company”), we hereby submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) responses to certain inquiries made by the Staff relating to Post-Effective Amendment No. 11 (the “Post-Effective Amendment”) to the above-referenced Registration Statement (the “Registration Statement”). On April 13, 2017, we submitted a letter to the Staff (the “Prior Response Letter”) in response to the comment letter from the Staff addressed to Shea Morgenroth, Chief Accounting Officer and Treasurer of the Company, dated March 1, 2017 (the “Comment Letter”) relating to the Post-Effective Amendment. Subsequently, the Staff made follow-up telephonic inquiries concerning our responses to Comments #4 and #5. In response to the Staff’s inquiries, we are providing further information concerning the procedures to be followed by the Company when it announces new primary offering prices for its common stock. The Company is submitting herewith an amendment (the “Pre-Effective Amendment”) to the Post-Effective Amendment which includes revisions in response to the Comment Letter consistent with the responses set forth below and in the Prior Response Letter.
The Company has included revised disclosure in the Pre-Effective Amendment clarifying that once it commences quarterly valuations of its common stock, it will publish the new net asset value (“NAV”) per share for each share class and the corresponding new primary offering prices between the 40th and 45th day following the end of each completed fiscal quarter. The Company has revised the disclosure further to indicate that the Company will file a prospectus supplement on the first business day of each quarter to indicate the specific date within that 40-45 day window on which the Company will disclose the NAV

Mr. Coy Garrison
April 25, 2017

per share determined as of the end of the prior quarter. In addition, the Company has added an acknowledgment in Section 7 of its subscription agreement, whereby investors indicate that they understand that the offering prices will change on a quarterly basis and the price at which their investment is accepted will be made available to them through a prospectus supplement filing and on the Company’s website between the 40th and 45th day following each completed quarter (and that the specific date on which the new prices will be made available will be disclosed by the Company in a prospectus supplement filed on the first business day of each quarter).
In the Pre-Effective Amendment, the Company also has included revised disclosure in order to clarify that the Company will not accept subscriptions during the five business day period between publication and effectiveness of any new primary offering prices of shares of its common stock. Further, the disclosure informs investors that they will be able to withdraw their subscription requests during the five business day period between publication and effectiveness.
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If you should have any questions about this letter or require any further information, please call me at 202-331-3169.
Sincerely,

Greenberg Traurig, LLP

/s/ Alice L. Connaughton
Alice L. Connaughton
Shareholder

cc:    Shea Morgenroth, Hines Global REIT II, Inc.